

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2015

Mr. Christopher Crupi
Chief Executive Officer
Paramount Gold Nevada Corp.
665 Anderson Street
Winnemucca, NV 89445

> **Re: Paramount Gold Nevada Corp.**
> **Registration Statement on Form S-1**
> **Filed January 9, 2015**
> **File No. 333-201431**

Dear Mr. Crupi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed. Please refer to Instruction 1 to Item 501(b)(3) of Regulation S-K.

Prospectus Back Cover Page

2. Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Questions and Answers about the Distribution, page 1

3. We note on page 28 that the Nevada exploration and development activities have historically been funded through non-interest-bearing loans from Paramount and that you expect future cash infusions from Paramount. We also note disclosure on page 6 regarding the relationship between Paramount and SpinCo following the separation and distribution. Please revise to add a more detailed discussion of the relationship between SpinCo and Paramount following completion of the spin-off and explain your expectation with respect to future loans from Paramount after the merger. Please also revise throughout the prospectus as appropriate.

Prospectus Summary, page 8

4. Please provide the basis for the statement that your strategy "helps eliminate risks and significantly increases the efficiency of exploration programs."

Risk Factors, page 10

5. Please revise the last risk factor on page 16 to include as a separate risk the election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1).

6. Please add a risk factor regarding the going concern raised by the independent registered public accountant.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, pages 28 and 29

7. We note the table on page 30 includes approximately $16.8 million due to Paramount. Please clarify whether this amount will continue to be owed post spin-off. If so, please add disclosure regarding the material terms of the agreement and the impact this debt may have on the company's ability to continue its exploration plan.

8. Please disclose the underlying business reasons for material changes between periods in your statement of operations line items (e.g., discuss your exploration activities in each period and explain how they changed between periods). In doing so, please also quantify the incremental impact of each business reason discussed. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, pages 28 and 29

9. Please disclose with quantification the underlying business reasons for material changes between periods in your operating, investing and financing cash flows. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

10. You disclose your access to additional capital and your existing resources will be sufficient to fund your exploration and working capital needs. Considering (a) your lack of historical revenues, (b) your minimal resources and (c) your working capital deficit as of September 30, 2014, please revise to disclose how you plan to fund your working capital needs for the next 12 months. Your revised disclosure should clearly explain management's plans to ensure you meet your liquidity needs, including debt repayment obligations and the ramifications if such needs are not met. Refer to Item 303 of Regulation S-K and SEC Release 33-8350.

Business, page 32

11. Please expand the discussion of your business strategy, including your plans of "acquiring and developing known precious metals deposits in large-scale geological environments in North America." Also discuss in greater detail your planned exploration of the Sleeper Gold Project. Lastly, please significantly revise this section to provide all of the disclosure required by Item 101(h)(4) of Regulation S-K.

Properties, page 34

12. Please disclose the following information for each of your properties:

- The nature of your ownership or interest in the property with a description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

13. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment. If no facilities or equipment are on site, please include a statement to that effect.

- A description of equipment, infrastructure, and other existing facilities.

- The current state of exploration of the property.

- The source of power and water that can be utilized at the property.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

14. Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

Management, page 38

15. Please disclose the name of the private company founded by Mr. Buffone prior to joining Paramount. Please see Item 401(e)(1) of Regulation S-K for guidance.

16. Please disclose for each director the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for the company. See Item 401(e)(1) of Regulation S-K.

17. Please provide the disclosure required by Item 401 of Regulation S-K for each director that will join the board prior to the separation and distribution once known.

Executive Compensation, page 41

18. It appears from the disclosure of the employment agreements with Messrs. Crupi and Buffone that their salary is paid in Canadian dollars. Please add a footnote to the summary compensation table to identify that currency and describe the rate and

methodology used to convert the payment amounts to dollars. See Instruction 2 to Item 402(n) of Regulation S-K.

19. Please revise footnote one to the summary compensation table to disclose all assumptions made in the valuation by reference to the discussion of those assumptions in the smaller reporting company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

20. We note that you anticipate entering into new employment agreements before the separation and distribution. Please disclose the material terms of those agreements once known.

21. Please add disclosure to this section regarding the compensation that the named executive officers will receive as a result of the acquisition of Paramount by Coeur.

22. Please clarify whether any of the directors listed in the table on page 43 will be directors of the company post spin-off.

23. Please revise this section to eliminate the reference to incorporation by reference as you are not eligible to use incorporation by reference at this time. We note the references on pages 43 and 45. Please see General Instruction VII of Form S-1 for guidance. Instead, please revise this section to disclose the material terms of the equity compensation plan.

Certain Relationships and Related Party Transactions, page 45

24. Please provide the disclosure required by Item 404 of Regulation S-K for each related party transaction in this section, rather than referring to the footnotes to the financial statements as noted on page 45.

Financial Statements

25. Please include financial statements of Paramount Gold Nevada Corp. (SpinCo) as required by Rule 8-02 of Regulation S-X or explain to us why they are not required. Please also tell us: (a) the nature and amounts on its balance sheet and (b) whether it has any present operations.

Consolidated Statement of Operations and Comprehensive Loss, pages F-4 and F-19

26. You present a net loss before other items subtotal, which appears to exclude some but not all non-operating amounts. If some or all of the amounts included in the interest income, interest and service charges and other income line items are non-operating amounts, please revise your statements of operations to exclude the non-operating amounts from

the net loss before other items subtotal and instead present them under the other items caption.

27. Please revise the title of the revenue caption to convey that it includes other operating income amounts. For example, you could title it revenue and other operating income.

Notes to Consolidated Financial Statements, pages F-7 and F-22

28. Please disclose in a footnote the nature and amounts included in the other income line item for each period presented.

Pro forma Financial Information

29. In order to provide an investor with a better understanding of the changes to your capital structure, please include pro forma financial information giving effect to your transaction with Paramount Nevada Gold Corp. (British Columbia), the issuance of 4.9% of your shares to Coeur, the $10 million capital infusion and related transactions or tell us why pro forma information is not required. Please also disclose in the filing whether these and related events will occur prior to or after effectiveness.

Item 17. Undertakings, page II-2

30. Please provide the undertaking required by Item 512(a)(5)(i) and (a)(6) of Regulation S-K.

Exhibits

31. We note that you have yet to file a number of exhibits. Please file these exhibits with your next amendment or tell us when you plan to file these documents. Please allow sufficient time for us to review these exhibits and note that we may have additional comments once they are filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions on engineering related comments. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: James T. Seery, Esq.
        LeClairRyan